SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

CVS/CAREMARK CORPORATION

(Name of Issuer)

CVS/CAREMARK CORPORATION (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.01 Par Value

(Title of Class of Securities)

126650100

(CUSIP Number of Class of Securities)

David B. Rickard

Executive Vice President, Chief Financial Officer

and Chief Administrative Officer

CVS/Caremark Corporation

One CVS Drive

Woonsocket, RI 02895

(401) 765-1500

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

Copy to:

Louis Goldberg, Esq.

John D. Amorosi, Esq.

Davis Polk & Wardwell

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,250,000,000	$161,175

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 150,000,000 outstanding shares of Common Stock at the price of $35.00 per share.
**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.0000307.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form of Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by CVS/Caremark Corporation, a Delaware corporation (“CVS/Caremark” or the “Company”), to purchase up to 150,000,000 shares of its common stock, $0.01 par value per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price of $35.00 per share, without interest. CVS/Caremark’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 28, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). The information contained in the Offer is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is CVS/Caremark Corporation. The address and telephone number of CVS/Caremark is set forth under Item 3.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) CVS/Caremark is the filing person. The address of CVS/Caremark’s principal executive office is One CVS Drive Woonsocket, RI 02895. CVS/Caremark’s telephone number is (401) 765-1500. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The following information set forth in the Offer to Purchase is incorporated herein by reference:

•	Summary Term Sheet;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 13 (“United States Federal Income Tax Consequences”); and

•	Section 14 (“Extension of the Tender Offer; Termination; Amendment”).

(b) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) The information set forth under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) in the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth under Section 9 (“Source and Amount of Funds”) in the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) and (b) The information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth under Section 15 (“Fees and Expenses”) in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

Not Applicable.

Item 11. Additional Information.

(a) The information set forth under Section 10 (“Certain Information Concerning Us”), Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) respectively hereto, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase dated March 28, 2007.

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 28, 2007.

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 28, 2007.

(a)(1)(vi)	Letter to Former Caremark Rx, Inc. shareholders dated March 28, 2007.

(a)(1)(vii)	Supplemental Instructions for Former Registered Holders of Caremark Stock.

(a)(1)(viii)	Letter to participants in the 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies dated March 28, 2007.

(a)(1)(ix)	Instruction Form for 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies.

(a)(1)(x)	Letter to Participants in the CareSave 401(k) Retirement Savings Plan dated March 28, 2007.

(a)(1)(xi)	Instruction Form for CareSave 401(k) Retirement Savings Plan

(a)(1)(xii)	Letter to participants in the CareStock Employee Stock Purchase Plan dated March 28, 2007.

(a)(1)(xiii)	Instruction Form for CareStock Employee Stock Purchase Plan.

(a)(1)(xiv)	Letter to participants in the CVS Corporation 1999 Employee Stock Purchase Plan dated March 28, 2007.

(a)(1)(xv)	Instruction Form for the CVS Corporation 1999 Employee Stock Purchase Plan dated March 28, 2007.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Form of summary advertisement dated March 28, 2007.

(a)(5)(ii)	Press Release dated March 28, 2007, announcing commencement of the Tender Offer.

Exhibit Number	Description
(b)	Bridge Credit Agreement, dated as of March 15, 2007, among CVS Corporation, the Lenders party thereto, Lehman Commercial Paper Inc, as Administrative Agent, Morgan Stanley Senior Funding, Inc., as Syndication Agent, The Bank of New York, Bank of America, N.A. and Wachovia Bank, National Association, as Co-Documentation Agents (incorporated by reference to Exhibit 10.3 to the CVS/Caremark Corporation Current Report on Form 8-K filed on March 23, 2007).

(d)(1)(i)	CVS Corporation 1996 Directors Stock Plan, as amended and restated November 5, 2002 (incorporated by reference to Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 28, 2002).

(d)(1)(ii)	Deferred Stock Compensation Plan (incorporated by reference to Exhibit 10(iii)(A)(xi) to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1997).

(d)(1)(iii)	1997 Incentive Compensation Plan as amended (incorporated by reference to Exhibit D of the Registrant’s Definitive Proxy Statement filed March 26, 2004).

(d)(1)(iv)	Description of the Long-Term Performance Share Plan (incorporated by reference to Exhibit 10.27 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended January 1, 2000).

(d)(1)(v)	1999 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.A of the Registrant’s Definitive Proxy Statement filed March 4, 1999).

(d)(1)(vi)	Form of Non-Qualified Stock Option Agreements between the Registrant and the selected employees of the Registrant (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated January 5, 2005).

(d)(1)(vii)	Form of Restricted Stock Unit Agreement between the Registrant and the selected employees of the Registrant (incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K dated January 5, 2005).

(d)(1)(viii)	Form of Replacement Restricted Stock Unit Agreement between the Registrant and the selected employees of the Registrant (incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report on Form 8-K dated January 5, 2005).

(d)(1)(ix)	Form of Restricted Stock Unit Agreement between the Registrant and the Registrant’s President and Chief Executive Officer (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended October 1, 2005).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CVS/CAREMARK CORPORATION

By:	/s/ David B. Rickard
Name:	David B. Rickard
Title:	Executive Vice President, Chief Financial Officer and Chief Administrative Officer

Dated: March 28, 2007

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated March 28, 2007.

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 28, 2007.

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 28, 2007.

(a)(1)(vi)	Letter to Former Caremark Rx, Inc. shareholders dated March 28, 2007.

(a)(1)(vii)	Supplemental Instructions for Former Registered Holders of Caremark Stock.

(a)(1)(viii)	Letter to participants in the 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies dated March 28, 2007.

(a)(1)(ix)	Instruction Form for 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies.

(a)(1)(x)	Letter to Participants in the CareSave 401(k) Retirement Savings Plan dated March 28, 2007.

(a)(1)(xi)	Instruction Form for CareSave 401(k) Retirement Savings Plan

(a)(1)(xii)	Letter to participants in the CareStock Employee Stock Purchase Plan dated March 28, 2007.

(a)(1)(xiii)	Instruction Form for CareStock Employee Stock Purchase Plan.

(a)(1)(xiv)	Letter to participants in the CVS Corporation 1999 Employee Stock Purchase Plan dated March 28, 2007.

(a)(1)(xv)	Instruction Form for the CVS Corporation 1999 Employee Stock Purchase Plan dated March 28, 2007.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Form of summary advertisement dated March 28, 2007.

(a)(5)(ii)	Press Release dated March 28, 2007, announcing commencement of the Tender Offer.

(b)	Bridge Credit Agreement, dated as of March 15, 2007, among CVS Corporation, the Lenders party thereto, Lehman Commercial Paper Inc, as Administrative Agent, Morgan Stanley Senior Funding, Inc., as Syndication Agent, The Bank of New York, Bank of America, N.A. and Wachovia Bank, National Association, as Co-Documentation Agents (incorporated by reference to Exhibit 10.3 to the CVS/Caremark Corporation Current Report on Form 8-K filed on March 23, 2007).

(d)(1)(i)	CVS Corporation 1996 Directors Stock Plan, as amended and restated November 5, 2002 (incorporated by reference to Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 28, 2002).

(d)(1)(ii)	Deferred Stock Compensation Plan (incorporated by reference to Exhibit 10(iii)(A)(xi) to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1997).

(d)(1)(iii)	1997 Incentive Compensation Plan as amended (incorporated by reference to Exhibit D of the Registrant’s Definitive Proxy Statement filed March 26, 2004).

(d)(1)(iv)	Description of the Long-Term Performance Share Plan (incorporated by reference to Exhibit 10.27 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended January 1, 2000).

(d)(1)(v)	1999 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.A of the Registrant’s Definitive Proxy Statement filed March 4, 1999).

(d)(1)(vi)	Form of Non-Qualified Stock Option Agreements between the Registrant and the selected employees of the Registrant (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated January 5, 2005).

(d)(1)(vii)	Form of Restricted Stock Unit Agreement between the Registrant and the selected employees of the Registrant (incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K dated January 5, 2005).

(d)(1)(viii)	Form of Replacement Restricted Stock Unit Agreement between the Registrant and the selected employees of the Registrant (incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report on Form 8-K dated January 5, 2005).

(d)(1)(ix)	Form of Restricted Stock Unit Agreement between the Registrant and the Registrant’s President and Chief Executive Officer (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended October 1, 2005).

(g)	Not applicable.

(h)	Not applicable.